UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No.5

                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Donna Gershowitz, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 23, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 2 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 3 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 4 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 5 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 6 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 7 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 8 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 9 of 22 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            8,799,407 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        8,799,407 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,799,407 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 10 of 22 pages

This Amendment No. 5 on Schedule 13D/A (the "Amendment") amends and supplements the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by DEP Technology Holdings Ltd. ("DEP"), Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation Ltd. ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of m-Wise, Inc (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Common Stock as a result of sales by DEP from January 22, 2008 through June 23, 2008, of an aggregate of 1,685,300 shares of Common Stock in transactions on the open market.

The following amends and supplements Items 2 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of June 23, 2008:

     DIC owned approximately 48.6% of the outstanding shares of Elron.

     IDB Development owned approximately 73.9% of the outstanding shares of DIC.

     IDB Holding owned approximately 76.6% of the outstanding shares of IDB Development.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, Manor owned directly approximately 0.05% of the outstanding shares of IDB Holding, and another private Israeli corporation which is controlled by her owned directly approximately 2.85% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 2.92% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                               Page 11 of 22 pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of June 23, 2008, DEP beneficially owned an aggregate of 8,799,407shares, or approximately 6.1%, of the Common Stock, including an aggregate of 5,263,158 shares of Common Stock which it has the right to acquire upon exercise of the warrant as described in the Statement. This percentage was calculated based on 139,182,145 shares of the Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on May 15, 2008. Elron beneficially owns all shares of Common Stock held by DEP as a result of DEP being a wholly owned subsidiary of Elron.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by DEP.

None of the Reporting Persons purchased, and except as set forth in this Amendment, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to June 23, 2008.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own, as of June 23, 2008, any shares of Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to June 23, 2008.

From January 22, 2008 through June 23, 2008, DEP sold an aggregate of 1,685,300 shares of Common Stock in transactions in the open market for a total consideration, before broker commissions, of approximately $88,243, the details of which are set forth in Exhibit F hereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No.4 of the Statement is true, complete and correct.

Date: July 2, 2008  DEP TECHNOLOGY HOLDINGS LTD.
                    ELRON ELECTRONIC INDUSTRIES LTD.
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                     (signed)
                    BY: ______________________________________

                    Michel Dahan and Shlomo Cohen, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 1 of the Statement as Exhibits 1 through 8.


                               Page 12 of 22 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                          DEP Technology Holdings Ltd.
                              (as of June 23, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Doron Birger                                    Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower 42nd     Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Donna Gershowitz                                Director              General Counsel & Corporate Secretary of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

                         ==============================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                        Elron Electronic Industries Ltd.
                              (as of June 23, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of  Gazit
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Globe Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd.

Ami Erel                                        Director              President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Avraham Asheri                                  Director              Director of companies.
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Director of companies.
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

                               Page 13 of 22 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Businessman
                                                                      and director of companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Ari Bronshtein                                  Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Arie Ovadia                                     Director              Director of companies.
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Amos Shapira                                    Director              Chief Executive Officer of Cellcom Israel Ltd.
10 Hagavish Street, Industrial Zone, Netanya
42140, Israel

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Zvika Slovin                                    Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.


                               Page 14 of 22 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                              (as of June 23, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.;
                                                                      Businessman  and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Director & Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street, Tel Aviv 69496, Israel.                            Aviv University.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel                           of the David Lubinski Ltd. group.


                               Page 15 of 22 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman  of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Oren Lieder                                     Senior Vice           Senior Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Dr. Yochai Rafaelli                             Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France

                         ==============================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                              (as of June 23, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Businessman and
                                                                      director of companies.

Zehava Dankner                                  Director              Director of Companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.


                               Page 16 of 22 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th                          Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co- Managing Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel                           of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Director of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margaliyot                            External Director     Senior Lecturer (expert on tax laws) at the
16 Ha'efroni Street, Raanana 43724, Israel                            Faculty of Law in the Tel Aviv University.

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (UK) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Inbal Zion                                      Vice-President &      Vice-President & Corporate Secretary of IDBD;
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Corporate Secretary of IDBH
floor, Tel-Aviv 67023, Israel


(*) Dual citizen of Israel and France.


                               Page 17 of 22 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                              (as of June 23, 2008)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Businessman
                                                Officer               and director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahnman Street, Bney Brak 51553, Israel     the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of  Gazit
14 Betzalel Street, Jerusalem 94591, Israel     the Board of          Globe Ltd. and Chairman of Gazit Globe Israel
                                                Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of Companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development;  Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (UK) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London NW11 9HD,
United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Director and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development.
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahnman Street, Bney Brak 51553, Israel                           vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Tel Aviv 69395, Israel

                               Page 18 of 22 pages

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Shmuel Lachman                                  External Director     Information technology consultant.
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
12 Harofeh Street, Ahuza, Haifa 34366,
Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.


                               Page 19 of 22 pages

                                                                       Exhibit F

                          Sales of Common Stock by DEP

     TRADE DATE              QUANTITY              PRICE (IN US$)
     ----------              --------              --------------

     01/22/2008                5,000                  0.0900
                               5,000                  0.0900
                               6,000                  0.0950
                               5,000                  0.0900
                               5,000                  0.0900
     01/23/2008               10,000                  0.0900
     01/24/2008                5,000                  0.0900
     02/04/2008               10,000                  0.0850
     02/05/2008               20,000                  0.0800
     02/15/2008               10,000                  0.0800
                              25,000                  0.0800
                              10,000                  0.0800
                                 800                  0.0800
     03/10/2008               20,000                  0.0820
                              10,000                  0.0800
                               5,000                  0.0800
                              10,000                  0.0800
     03/17/2008                5,000                  0.0540
                               5,000                  0.0520
     03/19/2008               10,000                  0.0530
                               5,000                  0.0460
                               5,000                  0.0460
                              10,000                  0.0450
                              10,000                  0.0490
                               5,000                  0.0470
                               5,000                  0.0490
     03/20/2008                5,000                  0.0450
                               5,000                  0.0440
                               5,000                  0.0420
     03/24/2008               25,000                  0.0450
                               5,000                  0.0440
     03/25/2008                5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0500
                               5,000                  0.0510
                               5,000                  0.0510
                               5,000                  0.0510
                               5,000                  0.0510
                               5,000                  0.0510
                               5,000                  0.0510
     03/26/2008                5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0490
                               5,000                  0.0500
                               5,000                  0.0480
     03/27/2008               10,000                  0.0500
                              10,000                  0.0495
                              10,000                  0.0490
                              30,000                  0.0500
                               5,000                  0.0500


                              Page 20 of 22 pages

     TRADE DATE              QUANTITY              PRICE (IN US$)
     ----------              --------              --------------

     03/28/2008               10,000                  0.0490
                               5,000                  0.0490
                              10,000                  0.0480
                              10,000                  0.0480
     03/31/2008               25,000                  0.0480
                              25,000                  0.0480
     04/01/2008               25,000                  0.0500
     04/02/2008               12,500                  0.0490
                               5,000                  0.0490
     04/03/2008                5,000                  0.0490
                               5,000                  0.0480
                               5,000                  0.0470
     04/09/2008                5,000                  0.0480
                               5,000                  0.0470
                               5,000                  0.0450
                              10,000                  0.0450
                              10,000                  0.0450
                               5,000                  0.0440
                               5,000                  0.0440
                               5,000                  0.0440
                               5,000                  0.0440
                                 500                  0.0440
     04/09/2008               25,000                  0.0460
     04/15/2008               25,000                  0.0500
                              10,000                  0.0500
                               5,000                  0.0500
     04/16/2008               25,000                  0.0500
                               5,000                  0.0490
                               5,000                  0.0480
                              10,000                  0.0480
                               5,000                  0.0480
     04/17/2008               20,000                  0.0480
                               5,000                  0.0480
                              13,000                  0.0490
     04/18/2008                5,000                  0.0480
                               5,000                  0.0470
                              15,000                  0.0470
                               5,000                  0.0470
                               5,000                  0.0460
                               7,500                  0.0460
     04/22/2008                5,000                  0.0460
                               7,000                  0.0460
                              13,000                  0.0450
     04/29/2008               10,000                  0.0470
     04/30/2008                5,000                  0.0460
                              10,000                  0.0460
                              15,000                  0.0460
     05/01/2008                5,000                  0.0450
     05/01/2008                5,000                  0.0490
     05/15/2008               50,000                  0.0460
                              14,700                  0.0460
                              10,000                  0.0460
                              25,300                  0.0460
     05/19/2008               25,000                  0.0470
                               5,000                  0.0460
                              20,000                  0.0460
                               5,000                  0.0460
                              20,000                  0.0460
                               5,000                  0.0460
                              20,000                  0.0450


                              Page 21 of 22 pages

     TRADE DATE              QUANTITY              PRICE (IN US$)
     ----------              --------              --------------

     05/21/2008               25,000                  0.0480
                              25,000                  0.0480
                              25,000                  0.0480
                              25,000                  0.0480
                              25,000                  0.0480
                              50,000                  0.0480
                              70,000                  0.0490
     05/27/2008                5,000                  0.0460
                              20,000                  0.0460
                              25,000                  0.0450
                              20,000                  0.0450
     05/29/2008               25,000                  0.0420
     06/23/2008                5,000                  0.0600
                              20,000                  0.0600
                              25,000                  0.0600
                              10,000                  0.0550
                              15,000                  0.0550
                               6,000                  0.0550
                              19,000                  0.0550
                             150,000                  0.0570


                              Page 22 of 22 pages